Exhibit (a)(1)(D)

WINMARK CORPORATION

Offer to Purchase for Cash

400,000 Shares of Common Stock

at a Per Share Purchase Price of $124.48 Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN DAYLIGHT TIME AUGUST 16, 2017,

UNLESS THE OFFER IS EXTENDED OR TERMINATED
(SUCH TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”)

July 19, 2017

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominee Shareholders:

We have been appointed by Winmark Corporation, a Minnesota corporation (the “Company”), to act as Information Agent in connection with the Company’s offer to purchase for cash 400,000 of its shares of common stock, no par value per share, upon the terms and subject to the conditions described in the Offer to Purchase, dated July 19, 2017 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. All terms used and not defined herein shall have the same meanings as in the Offer to Purchase.

After the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, purchase all shares validly tendered at a price per share of $124.48 (the “Purchase Price”) subject to proration if more than 400,000 shares are validly tendered and not validly withdrawn.  All shares purchased pursuant to the Offer will be purchased at the Purchase Price.

Upon the terms and subject to the conditions of the Offer, if more than 400,000 shares are validly tendered and not validly withdrawn prior to the Expiration Date, the Company will purchase shares all shares properly tendered and not properly withdrawn prior to the Expiration Date, on a pro rata basis with appropriate adjustments to avoid the purchase of fractional shares, until the Company has purchased 400,000 shares of common stock.  See Sections 1 and 6 of the Offer to Purchase.

For your information, and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.                                      Offer to Purchase, dated July 19, 2017;

2.                                      Letter of Transmittal (including the Form W-9), for your use in accepting the Offer and tendering shares of, and for the information of, your clients;

3.                                      Letter to Clients, for you to send to your clients for whose accounts you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4.                                      Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer if certificates representing your clients’ shares are not immediately available or cannot be delivered to you to be further delivered to the Depositary prior to the Expiration Date, or if time will not permit all required documents, including a properly completed and duly executed Letter of Transmittal, to reach the Depositary prior to the Expiration Date; and

5.                                      Return envelope addressed to Wells Fargo Shareowner Services, as the Depositary.

The conditions of the Offer are described in Section 6 of the Offer to Purchase. Please see Section 12 of the Offer to Purchase for a summary of material U.S. federal income tax consequences to shareholders of an exchange of shares for cash pursuant to the Offer, including with respect to withholding requirements.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight Eastern Daylight time, on August 16, 2017, unless the Offer is extended or terminated. Under no circumstances will the Company pay interest on the Purchase Price, even if there is any delay in making payment.

For shares to be tendered validly pursuant to the Offer:

•                                          the certificates for the shares, or confirmation of receipt of the shares pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an Agent’s Message in the case of a book-entry transfer, and any other documents required by the Letter of Transmittal, must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover page of the Offer to Purchase; or

•                                          the tendering shareholder must, prior to the Expiration Date, comply with the guaranteed delivery procedure set forth in the Offer to Purchase and thereafter timely deliver the shares subject to such notice of guaranteed delivery in accordance with such procedures.

Although the Company’s Board of Directors has authorized the Offer, it has not, nor has the Company, the Information Agent or the Depositary made, and they are not making, any recommendation to your clients as to whether they should tender or refrain from tendering their shares. Your clients must make their own decisions as to whether to tender their shares and, if so, how many shares to tender. In doing so, your clients should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the Letter of Transmittal, including the purposes and effects of the Offer. See Section 2 of the Offer to Purchase. Your clients are urged to discuss their decisions with their own tax advisors, financial advisors and/or brokers.

The Company will not pay any fees or commissions to brokers, dealers or other persons (other than fees to the Information Agent and the Depositary, as described in the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer and related materials to your clients. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase (see Section 5 of the Offer to Purchase).

The Offer is not being made to, nor will tenders be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of offers to sell shares would not be in compliance with the laws of that jurisdiction. If the Company becomes aware of any such jurisdiction where the making of the Offer or the acceptance of shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the shareholders residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on the Company’s behalf by one or more registered brokers or dealers licensed under the laws of that jurisdiction.

Questions and requests for assistance may be directed to the Information Agent, and requests for additional copies of the enclosed materials may be directed to the Information Agent, at the telephone numbers and addresses listed below.

The Information Agent for the Offer is:

D. F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers call collect: (212) 269-5550

All others call toll free: (800) 290-6427

Email: Winmark@dfking.com

Very truly yours,

D.F. KING & CO., Inc.

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.